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Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
COGENT COMMUNICATIONS GROUP
(000's)

RATIO OF EARNINGS TO FIXED CHARGES	YEAR ENDED 12/31/2001	YEAR ENDED 12/31/2002	YEAR ENDED 12/31/2003	YEAR ENDED 12/31/2004	YEAR ENDED 12/31/2005
FIXED CHARGES
Interest expense—net of capitalized interest	$7,945	$36,284	$19,776	$13,002	$11,747
Interest capitalized	4,400	800	100	—	—
Estimated interest in rental expense	268	207	475	759	1,095

Fixed charges	$12,613	$37,291	$20,351	$13,761	$12,842

EARNINGS
Pretax income (loss)	$(66,913)	$(91,843)	$140,743	$(89,660)	$(67,518)
Plus: Fixed Charges	12,613	37,291	20,351	13,761	12,842
Less: Capitalized interest	(4,400)	(800)	(100)	—	—
Plus: Amortization of capitalized interest	291	786	858	888	885

Earnings	$(58,409)	$(54,566)	$161,852	$(75,011)	$(53,791)

Ratio of Earnings to Fixed Charges			8.0

Dollar amount of deficiency	$(71,022)	$(91,857)	—	$(88,772)	$(66,633)

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RATIO OF EARNINGS TO FIXED CHARGES COGENT COMMUNICATIONS GROUP (000's)